UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 2)*

                     MORRISON RESTAURANTS INC.
                         (Name of Issuer)

                           COMMON STOCK
                  (Title of Class of Securities)

                            618478-10-8
                          (CUSIP Number)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 618478-10-8              13G                 Page 1 of 1


1)   Names of Reporting Persons/I.R.S. Identification Nos.
     of Above Persons (Entities Only)

          ARTHUR R. OUTLAW

2)   Check the Appropriate Box if a Member of a Group    (a) [ ]
     (See Instructions)                                  (b) [ ]

3)   SEC Use Only

4)   Citizenship or Place of Organization

          United States of America


     Number of      (5) Sole Voting Power         531,172
      Shares
   Beneficially     (6) Shared Voting Power       *None
     Owned by
       Each         (7) Sole Dispositive Power    531,172
     Reporting
    Person With     (8) Shared Dispositive Power  *None

9)   Aggregate Amount Beneficially Owned by Each Reporting Person

          531,172

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X] (See Instructions)

          See Item 4

11)  Percent of Class Represented by Amount in Row (9)

          5.8%

12)  Type of Reporting Person (See Instructions)

          IN


Item 1(a). Name of Issuer:

               MORRISON RESTAURANTS INC.

Item 1(b). Address of Issuer's Principal Executive Offices:

               4893 Riverdale Road
               Atlanta, GA  30337

Item 2(a). Name of Person Filing:

               Arthur R. Outlaw

Item 2(b). Address of Principal Business Office or, if None, Residence:

               4721 Morrison Drive
               Mobile, AL 36609

Item 2(c). Citizenship:

               United States of America

Item 2(d). Title of Class of Securities:

               $.01 Par Common

Item 2(e). CUSIP Number:

               618478-10-8

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person is filing is a:

               N/A

Item 4. Ownership:

        (a)  Amount beneficially owned:  531,172

        (b)  Percent of class: 5.8%

        (c)  Number of shares as to which such person has:

             (i)  Sole power to vote or direct the vote:  531,172

             (ii) Shared power to vote or to direct the vote:  *None

             (iii)Sole power to dispose or to direct the disposition
                  of:  531,172

             (iv) Shared power to dispose or to direct the
                  disposition of:  *None

       *Mr. Outlaw's wife individually owns 12,427 shares. Mr. Outlaw has no voting or investment power with regard to such shares and he disclaims any beneficial ownership to such shares.

Item 5. Ownership of Five Percent or Less of a Class.

          N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          N/A

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

          N/A

Item 8. Identification and classification of the Members of the group.

          N/A

Item 9. Notice of Dissolution of Group.

          N/A

Item 10. Certification.

          N/A




                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.

     Date:         February 14, 1998


     Signature:   /s/ Arthur R. Outlaw

     Name/Title:  ARTHUR R. OUTLAW